Exhibit 99.14(a)

KPMG LLP Suite 4000 1735 Market Street Philadelphia, PA 19103-7501

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated December 28, 2023, with respect to the financial statements of abrdn Emerging Markets Dividend Fund and abrdn Focused U.S. Small Cap Equity Fund, each a series of abrdn Funds, incorporated herein by reference, and to the references to our firm under the headings “Experts” and “Additional Information about the Funds” in the Information Statement and Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information.

Philadelphia, Pennsylvania
September 18, 2024

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.